June 1, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toa Optical Tech, Inc.

Request for Acceleration

Regarding: Form S-1/A

Filed May 15, 2015

File No. 333-200322

To the men and women of the SEC:

Acceleration Request:

We, Toa Optical Tech, Inc., (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement effective at the requested date of June 5, 2015 at 4 PM Eastern Time.

The Company acknowledges the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 1, 2015

/s/ Mr. Shioya

President & CEO